Exhibit 99.2
[comScore Letterhead]
May 11, 2010
Everyday Health, Inc.
345 Hudson Street
16th Floor
New York, NY 10014
To Whom It May Concern:
     comScore, Inc. (“comScore”) consents to the inclusion of its name and the language set forth below in the Registration Statement on Form S-1 filed by Everyday Health, Inc. and any related prospectus:
“During 2009, the Everyday Health portfolio attracted an average of 25 million unique visitors per month, according to comScore, Inc., a market research firm.”
“With respect to the monthly unique visitor data provided by comScore, you should note that, beginning in August 2009, comScore adopted a new methodology for calculating unique visitors. Accordingly, the comScore unique visitor information contained in this prospectus for periods subsequent to July 2009 reflects the inclusion of unique monthly visitor numbers that are derived from the use of comScore’s new methodology.”
“According to comScore, Inc., or comScore, in the third quarter of 2008, our average monthly unique visitors totaled 14.68 million. In the fourth quarter of 2008, after our acquisition of RHG, our average monthly unique visitors totaled 25.95 million.”

“	Year Ended December 31,			Three Months
				Ended March 31,
	2007	2008(2)	2009	2009	2010
Average monthly unique visitors (in thousands)(1)	8,852	17,466	25,277	22,257	26,685
Total brands	323	416	473	205	260
Advertising and sponsorship revenue per brand (in thousands)	$61	$92	$123	$53	$58
Average paid subscribers per month (in thousands)	121	125	120	113	146
Average revenue per paid subscriber per month	$19.11	$19.95	$18.99	$19.68	$18.47

(1)	Average monthly unique visitors based on comScore data.

(2)	Reflects our acquisition of RHG in October 2008.”

“According to comScore, as of July 2009, there were approximately 11,200 health-related websites.”
     In giving such consent, comScore does not admit that it comes within the category of a person whose consent is required under Section 7 or Section 11 of the Securities Act of 1933, as amended, or the rules and regulations adopted by the Securities and Exchange Commission thereunder, nor does it admit that is an expert with respect to any part of such Registration Statement within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Sincerely,
comScore, Inc.

By:	/s/ Thomas S. Cushing III Name: Thomas S. Cushing III Title: Deputy General Counsel